NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

Copy of the disclosure letter we sent to the
Philippine Stock Exchange and the Securities and
Exchange Commission regarding the press release
issued by Fitch Ratings (Fitch) entitled “Fitch
Affirms PLDT Following Proposed Acquisition;
Revises Outlook on Local Currency RTG to
1	Negative”.	6

Exhibit 1

March 20, 2009

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Atty. Pete M. Malabanan Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Affirms PLDT Following Proposed Acquisition; Revises Outlook on Local Currency RTG to Negative”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

March 20, 2009

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Affirms PLDT Following Proposed Acquisition; Revises Outlook on Local Currency RTG to Negative”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 20, 2009

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. _____________ (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City	1200
Address of principal office		Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Fitch Ratings (Fitch) entitled “Fitch Affirms PLDT Following Proposed Acquisition; Revises Outlook on Local Currency RTG to Negative”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: March 20, 2009

Exhibit 1

Fitch Ratings

KNOW YOUR RISK

FITCH AFFIRMS PLDT FOLLOWING PROPOSED ACQUISITION;
REVISES OUTLOOK ON LOCAL CURRENCY RTG TO NEGATIVE

Fitch Ratings-Singapore/Sydney-20 March 2009: Fitch Ratings has today affirmed Philippine Long Distance Telephone Company’s (PLDT) Long-term foreign currency Issuer Default Rating (IDR) and outstanding global bonds and senior notes at ‘BB+’, and its National Long-term rating at ‘AAA(phl)’. The rating Outlook is Stable. At the same time, Fitch has affirmed PLDT’s Long-term local currency (LC) IDR at ‘BBB’ but revised the rating Outlook to Negative from Stable.

The rating action follows the company’s agreement to acquire a 20% stake in electricity utility, Manila Electric Company (Meralco) from the Lopez Group, for PHP20.0bn in cash which represents approximately 40% of the group’s pre-dividend free cash flow (FCF). The proposed transaction will be executed through PLDT’s 92.8%-owned subsidiary Piltel, and is in addition to a 10.17% stake purchased by the group’s Beneficial Trust Fund (BTF) during February and March 2009. PLDT expects BTF’s stake to be transferred to affiliate Metro Pacific Investment Corporation (MPIC) over time, also the vehicle for any future Meralco stake acquisitions.

Meralco is the largest distributor of electricity in the Philippines with a customer base of 4.5 million and population coverage of about 25%. In addition to electricity distribution, its subsidiary e-Meralco Ventures Inc (eMVI) provides data services over a 1000-kilometre fibre-optic network. Potential telecom synergies arising from the acquisition include provision of broadband over electricity lines, access to eMVI’s fibre optic network, power-poles to serve last-mile requirements and access to Meralco’s rights of way. Fitch acknowledges the inherent synergies, but believes they are moderate and will take time to deliver value. The agency views the transaction primarily as a tactical move in light of San Miguel Corporation’s (SMC) planned entry into telecommunications, in partnership with Qatar Telecom. With an estimated stake of 27%, SMC is a major shareholder of Meralco, and expects to leverage Meralco’s infrastructure to offer telecom services.

Following the acquisition, PLDT’s cellular business will be consolidated under wholly-owned subsidiary Smart, which will then undertake a tender offer for shares held by Piltel minority shareholders. With regard to capital management, the proposed acquisition will not impact cash-dividend payouts in 2009 and the group remains committed to its share buyback program for about 3 million common shares in 2009/10. “On aggregate, the acquisition of an effective 30.17% stake in Meralco can be accommodated within PLDT’s local currency rating of ‘BBB’, with net adjusted leverage for FY09 expected to remain below the maximum threshold of 1.0x set by the agency,” said Priya Gupta, director in Fitch’s Asia-Pacific telecommunications, media and technology team.

Exhibit 1

However, the Negative Outlook on the local currency rating reflects limited headroom for a further increase in net leverage, and in this regard, the agency maintains a cautious view with respect to Meralco’s weak financial position and the potential financial support that it may require.

PLDT is the Philippines’ incumbent and leading diversified operator, with leading market shares of cellular (c.52% at FYE08) and fixed-line (c.60% at FYE08), and a dominant share of the nascent broadband market. Its local currency rating of ‘BBB’/Stable (which exceeds the sovereign local currency rating by two notches) ignores foreign currency transfer and convertibility risk, and is more reflective of its stand-alone credit profile. In terms of its foreign currency IDR, PLDT remains constrained by the country ceiling of the Republic of the Philippines, which is currently ‘BB+’. The National rating of ‘AAA(phl)’ incorporates all the above factors and is indicative of PLDT’s relative credit strength among all Philippine companies.

Contacts: Priya Gupta, Singapore, +65 6884 5085/ priya.gupta@fitchratings.com; Vicky Melbourne, Sydney, +61 2 8256 0325 / vicky.melbourne@fitchratings.com.
Media Relations: Shivani Sundralingam, Singapore, Tel: + 65 6796 7215, Email: shivani.sundralingam@fitchratings.com.

Fitch’s rating definitions and the terms of use of such ratings are available on the agency’s public site, www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch’s code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the ‘Code of Conduct’ section of this site.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : MA. LOURDES C. RAUSA-CHAN Title: Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 20, 2009